UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 005-83905

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

TABLE OF CONTENTS

ITEM
1.	Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on January 22, 2021, regarding the shareholders' approval of the corporate restructuring of the Cosan Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2021

COSAN S.A.

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer

Item 1

Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on January 22, 2021, regarding the shareholders' approval of the corporate restructuring of the Cosan Group.

COSAN S.A. Publicly Held Company Corporate Taxpayer (CNPJ) No. 50.746.577/0001-15 NIRE 35.300.177.045 | CVM Code No 19836	COSAN LOGÍSTICA S.A. Publicly Held Company Corporate Taxpayer (CNPJ) No. 17.346.997/0001-39 NIRE 35.300.447.581 | CVM Code No 23485	COSAN LIMITED Foreign Company Company Taxpayer (CNPJ) No. 08.887.330/0001-52

MATERIAL FACT

Cosan S.A. (B3: CSAN3) (“Cosan”), Cosan Logística S.A. (B3: RLOG3) (“Cosan Log”), and Cosan Limited (NYSE: CZZ) (“CZZ” and, together with Cosan and Cosan Log, the “Companies”), controlling shareholder of Cosan and Cosan Log, in addition to the Material Facts released by Cosan on July 3, 2020, July 7, 2020, December 4, 2020, and December 17, 2020, hereby inform their shareholders and the market in general that they have approved at their respective extraordinary shareholders’ meetings, held on this date (“Shareholders’ Meetings”), the corporate restructuring proposed by the Companies, which consists of a merger of companies under common control, as provided for by art. 264, paragraph 4th, of Law No. 6,404, dated of December 15, 1976 (“Brazilian Corporation Law”), pursuant to which CZZ and Cosan Log were merged into Cosan (“CZZ Merger” and “Cosan Log Merger” respectively and, jointly, the “Transaction”).

Withdrawal Rights and Consummation of the Cosan Log Merger before B3

Cosan Log shall publish on “Sistema Empresas.NET” and in its Investor Relations website (ri.cosanlogistica.com), on the date hereof, a Notice to Shareholders with information regarding the exercise of Withdrawal Rights (as defined below) by the shareholders of Cosan Log (B3: RLOG3) who did not attend to Extraordinary Shareholders’ Meeting held on January 22, 2021 and chose to withdraw from Cosan Log. The term for exercising this right will end on February 23, 2021.

Cosan Log’s management understands that the Transaction shall only be concluded if the value directed to the Withdrawal Rights (as defined below) of Cosan Log shareholders’ do not harm Cosan Log’s financial stability. The highest value to exercise the Withdrawal Rights, which shall be the book value of Cosan Log’s shares at market prices, calculated based on Cosan Log’s market value appraisal report, prepared by Apsis Consultoria Empresarial Ltda., to all shareholders of common Cosan Log’s shares that choose to exercise their Withdrawal Rights, must be equivalent to R$1,600,000,000.00 (one billion and six hundred million reais).

The Transaction will not result in withdrawal rights for Cosan’s shareholders (B3: CSAN3).

After the thirty (30) days term for the exercise of the withdrawal rights by dissenting shareholders of Cosan Log, pursuant to articles 252, paragraph 2 and 137, paragraph 1, of the Brazilian Corporation law (“Withdrawal Rights”), Cosan’s Board of Directors will hold a meeting to (i) confirm the value of the capital stock increase and the amount of shares issued within the Cosan Log Merger; (ii) confirm the date in which the amendment made to article 5 and the consolidation of Cosan bylaws will become effective; and (iii) resolve upon other matters that, due to their relevance and connection with the Transaction, have to be resolved upon (“Cosan’s Board of Directors Meeting”).

After the referred meeting of Cosan’s Board of Directors, the Companies will disclose a joint Material Fact, informing: (i) the consummation of the Cosan Log Merger before B3, which shall be the cut-off date when the shareholders that hold, by the end of the trading session, shares issued by Cosan Log will receive shares issued by Cosan, in replacement of their shares issued by Cosan Log, according to the Cosan Log’s Exchange Ratio (“Cut-Off Date”); (ii) the final date for trading the shares issued by CZZ and Cosan Log in NYSE (NYSE: CZZ) and in B3 (B3: RLOG3), respectively (“Final Trading Date”); and (iii) the date when the credit of new Cosan shares will be made for CZZ and Cosan Log shareholders (“Shares’ Credit Date”).

We present below the timeline that must be followed if the Withdrawal Rights are not exercised by Cosan Log’s dissenting shareholders:

Date
Consummation date of the Cosan Log Merger before B3 and the Bookkeeping Agent	March 5, 2021
Cut-Off Date (after the end of the trading session)	March 5, 2021
Final Trading Date in B3	March 8, 2021
Shares’ Credit Date of Cosan Shares for Cosan Log shareholders	March 10, 2021

We present bellow the timeline that must be followed if the Withdrawal Rights are exercised by Cosan Log’s dissenting shareholders:

Date
Dissenting shareholders payment date	March 2, 2021
Consummation date of the Cosan Log Merger before B3 and the Bookkeeping Agent	March 5, 2021
Cut-Off Date (after the end of theh trading session)	March 5, 2021
Final Trading Date in B3	March 8, 2021
Shares’ Credit Date	March 10, 2021

Issuance of American Depositary Shares (“ADSs”)

The holders of CZZ Class A shares will receive Cosan ADSs and holders of CZZ Class B shares will receive Cosan shares, in each case subject to the terms and conditions for the CZZ Merger. We present below a timeline setting forth the estimated dates for: (i) the final trading date for CZZ shares on the New York Stock Exchange (“NYSE” and “Final Trading Date in NYSE”, respectively); and (ii) the dates of commencement of trading of the Cosan ADSs on NYSE, both on a when issued basis and on a regular basis:

Estimated Date (Subject to Change)
Final Trading Date in NYSE	March 5, 2021
When Issued trading to begin for Cosan ADSs on NYSE	March 8, 2021
When Issued trading to end for Cosan ADSs on NYSE	March 10, 2021
Regular Trading of Cosan ADSs to begin	March 11, 2021

As indicated above, as part of the CZZ Merger, Cosan will put in place an ADSs program, to be listed on the NYSE. Each ADS will represent one (1) common share issued by Cosan. Following the CZZ Merger, any holder of ADSs issued by Cosan may cause such ADSs to be cancelled and to have an equal number of validly issued and allotted, fully paid-up shares issued to such holder in replacement thereof.

The depositary for Cosan’s ADSs program has agreed to waive the cancellation fee for cancellations completed during the period of fifteen (15) calendar days after the completion of the CZZ Merger.

The Companies will keep their shareholders and the market in general updated on any progress regarding the Transaction and the timelines indicated above.

São Paulo, January 22, 2021.

Marcelo Eduardo Martins

Chief Financial Officer and Investor Relations Officer

No Offer or Solicitation

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Caution about Forward-Looking Statements

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the transaction involving Cosan, CZZ and Cosan Log; beliefs relating to value creation as a result of a transaction involving Cosan, CZZ and Cosan Log; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cosan’s, CZZ’s and Cosan Log’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Cosan’s, CZZ’s and Cosan Log’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Cosan’s, CZZ’s and Cosan Log’s control. Forward-looking statements in this Material Fact or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Cosan, CZZ or Cosan Log to predict these events or how they may affect Cosan, CZZ or Cosan Log. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Cosan, CZZ nor Cosan Log has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.